EXHIBIT 99.1
PENGROWTH ENERGY CORPORATION

Annual and Special Meeting of Shareholders

June 20, 2017

AMENDED REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

Business Conducted at the Meeting		Outcome of Vote

1.
The approval of an ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Corporation (the “Corporation”) for the ensuing year, at a remuneration to be determined by the Board of Directors of the Corporation.
PASSED 304,774,699 (97.03%) For 9,317,758 (2.97%) Withheld

2.	The approval of an ordinary resolution electing the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed:

	Votes For		Votes Withheld
Derek W. Evans	203,446,254	(95.84%)	8,820,679	(4.16%)
Wayne K. Foo	202,656,406	(95.47%)	9,610,527	(4.53%)
Kelvin B. Johnston	202,923,184	(95.60%)	9,343,749	(4.40%)
James D. McFarland	202,463,672	(95.38%)	9,803,261	(4.62%)
A. Terence Poole	202,380,222	(95.34%)	9,886,711	(4.66%)
Jamie C. Sokalsky	203,878,399	(96.05%)	8,388,534	(3.95%)
D. Michael G. Stewart	200,856,066	(94.62%)	11,410,867	(5.38%)

3.	The approval of a special resolution approving the reduction of the stated capital account for the Corporation’s Common Shares.	PASSED 288,560,950 (91.87%) For 25,531,485 (8.13%) Against

4.	The approval of a resolution to accept the Corporation’s approach to executive compensation (“Say on Pay”).	PASSED 197,419,137 (93.01%) For 14,847,794 (6.99%) Against